 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 4

Berkshire Grey, Inc.
(Name of the Issuer)

Berkshire Grey, Inc.
SoftBank Group Corp.
Backgammon Investment Corp.
SVF II BG (DE) LLC
SVF II Holdings (DE) LLC
SoftBank Vision Fund II-2 L.P.
SVF II Aggregator (Jersey) L.P.
SB Global Advisers Limited
(Names of Persons Filing Statement)

Class A common Stock, par value $0.0001 per share
Redeemable Warrants, exercisable for Class A common Stock
(Title of Class of Securities)

084656107
084656115
(CUSIP Number of Class of Securities)

Berkshire Grey, Inc. 140 South Road Bedford, MA 01730-2344 (833) 848-9900 Attn: Christian Ehrbar & Mark Fidler
SoftBank Group Corp.
Tokyo Portcity Takeshiba
1-7-1 Kaigan
Minato-ku, Tokyo 105-7537 Japan
+81-3-6889-2000
Attention: Tim Mackey & Stephen Lam

Backgammon Investment Corp.
300 El Camino Real
Menlo Park, CA 94025
+81-3-6889-2000
Attention: Alex Clavel & Stephen Lam

SVF II BG (DE) LLC
SVF II Holdings (DE) LLC
251 Little Falls Drive
Wilmington, DE 19808
+81-3-6889-2000
Attention: Michael Johnson

SoftBank Vision Fund II-2 L.P.
SVF II Aggregator (Jersey) L.P.
Crestbridge Limited, 47 Esplanade
St. Helier, Jersey, JE1 0BD
+81-3-6889-2000
Attention: Jonathan Duckles

SB Global Advisers Limited
69 Grosvenor Street
London, W1K 3JP
England, United Kingdom
650-562-8211
Attention: Alex Clavel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000 Attention: Mark S. Opper, John T. Haggerty & R. Kirkie Maswoswe
Morrison & Foerster LLP
Shin-Marunouchi Building, 29th Floor
5-1, Marunouchi 1-Chome, Chiyoda-ku,
Tokyo, Japan, 100-6529
81-3-3214-6522
Attention: Kenneth A. Siegel

Morrison & Foerster LLP
2100 L Street NW, Suite 900
Washington, D.C. 20037
(202) 887-1500
Attention: David P. Slotkin & Andrew P. Campbell

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 (this “Final Amendment”) to Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Berkshire Grey, Inc., a Delaware corporation (the “Company”); (2) SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank” or “Parent”); (3) Backgammon Investment Corp.; (4) SVF II BG (DE) LLC (“SVF II BG”); (5) SoftBank Vision Fund II-2 L.P. (“SVF II-2”); (6) SVF II Aggregator (Jersey) L.P. (“SVF II Aggregator”); (7) SVF II Holdings (DE) LLC (“SVF II Holdings”); and (8) SB Global Advisers Limited (“SB Global Advisers”) (each of (1) through (8) a “Filing Person,” and collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 24, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Backgammon Acquisition Corp., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement.

Except as otherwise set forth herein, the information set forth in this Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger (the “Proxy Statement”) was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information

Regulation M-A Item 1011

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On July 18, 2023, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to (1) approve a proposal to adopt the Merger Agreement and (2) approve and adopt an amendment to the Company’s Third Amended and Restated Certificate of Incorporation, dated July 21, 2021, (i) to increase the authorized shares of the Company’s Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”) from 385,000,000 to 700,000,000 and (ii) to increase the aggregate number of authorized shares of Class A common stock and Class C common stock, par value 0.0001 per share, of the Company (the “Class C common stock” and, together with the Class A common stock, the “Company common stock”) from 400,000,000 to 715,000,000.

On July 20, 2023, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”):

(i)
Each share of Company common stock issued and outstanding immediately prior to the Effective Time (other than (1) shares held in the treasury of the Company or owned by Merger Sub, (2) shares held by stockholders who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal with respect to such shares pursuant to Section 262 of the Delaware General Corporation Law, and (3) restricted shares that were not vested as of the Effective Time) was converted automatically into and thereafter represented only the right to receive $1.40 in cash, without interest (the “Merger Consideration”), subject to applicable withholding taxes.

(ii)
Each vested option to purchase shares of Company common stock that had a per share exercise price less than the Merger Consideration that would be payable in respect of the Company stock underlying such option (each, an “In-the-Money Company Option”) was automatically cancelled and converted into the right to receive an amount of cash equal to the product obtained by multiplying (1) the number of shares of Company common stock that would have been issuable upon exercise of such option immediately prior to the Effective Time by (2) the excess of the Merger Consideration over the per share exercise price of such option.

(iii)
Each unvested In-the-Money Company Option was automatically cancelled and converted into the contingent right to receive an aggregate amount in cash (each, a “Converted Cash Award”) equal to the product obtained by multiplying (1) the number of shares of Company common stock that would have been issuable upon exercise of such option immediately prior to the Effective Time by (2) the excess of the Merger Consideration over the per share exercise price of such option.

(iv)	Each option to purchase shares of Company common stock that is not an In-the-Money Company Option was automatically cancelled at the Effective Time without payment of any consideration.

(v)
Each restricted share of Company common stock that was unvested immediately prior to the Effective Time was cancelled and converted into a Converted Cash Award equal to the Merger Consideration, subject to certain terms and conditions in the Merger Agreement.

(vi)
Each vested restricted stock unit award (each, a “Company RSU Award”) was automatically cancelled and converted into the right to receive an amount of cash equal to the Merger Consideration that would have been payable in respect of the Company common stock issuable upon settlement of such Company RSU Award.

(vii)
Each unvested Company RSU Award was automatically cancelled and converted into a Converted Cash Award with respect to an aggregate amount in cash equal to the product obtained by multiplying (1) the number of shares of Company common stock subject to such Company RSU Award by (2) the Merger Consideration.

(viii)
Each of the Converted Cash Awards assumed and converted as described above, other than Converted Cash Awards converted from restricted shares of Company common stock,  continue to have, and are subject to, the same terms and conditions (including vesting, acceleration of vesting and forfeiture) as applied to the corresponding option or Company RSU Award, as applicable, immediately prior to the Effective Time.

(ix)
Each outstanding warrant (each, a “Redeemable Warrant”) to purchase shares of Company common stock pursuant to the Warrant Agreement, dated December 7, 2020, by and between Revolution Acceleration Acquisition Corp and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), in accordance with its terms, automatically and without any required action on the part of the holder thereof, became a warrant exercisable for the Merger Consideration that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within thirty (30) days following the date hereof, the holder of such warrant would be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.35 per warrant as of the close of trading on July 19, 2023.

(x)
Each outstanding warrant to purchase shares of Company common stock pursuant to that certain warrant, dated July 29, 2022, in favor of FCJI, Inc. (the “FedEx Warrant”) became subject to Section 12(iii) of the FedEx Warrant, and FCJI, Inc. has the right to exercise such warrants in exchange for the exercise price set forth in the FedEx Warrant. Upon such exercise, the holder of the FedEx Warrant would be eligible to receive cash equal to the Merger Consideration multiplied by the number of shares of Company common stock for which such FedEx Warrant was exercisable immediately prior to the Effective Time.

On July 20, 2023, the Company notified the Nasdaq Stock Market LLC (“Nasdaq”) that the Merger had been completed. As a result, Nasdaq suspended trading of Company common stock prior to the opening of trading on July 20, 2023. The Company requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 with respect to the delisting of all shares of Company common stock and Redeemable Warrants from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Company common stock and Redeemable Warrants under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1) Proxy Statement (included in the Schedule 14A filed concurrently with the SEC and incorporated herein by reference).**

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).**

(a)(3) Letter to Berkshire Grey, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).**

(a)(4) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).**

(a)(5) Current Report on Form 8-K, dated March 24, 2023.*

(a)(6) Current Report on Form 8-K, dated July 19, 2023.

(a)(7) Current Report on Form 8-K, dated July 20, 2023.

(c)(1) Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 15, 2023.*

(c)(2) Discussion Materials of Credit Suisse Securities (USA) LLC for the Board, dated March 23, 2023.*

(c)(3) Opinion of Credit Suisse Securities (USA) LLC, dated March 23, 2023 (incorporated herein by reference to Annex C of the Proxy Statement).**

(d)(1) Agreement and Plan of Merger, dated as of March 24, 2023, by and among SoftBank Group Corp., Backgammon Acquisition Corp. and Berkshire Grey, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).**

(d)(2) Form of Voting and Support Agreement (incorporated herein by reference to Annex E of the Proxy Statement).**

(d)(3) Convertible Note Purchase Agreement, dated as of March 24, 2023, by and between Berkshire Grey, Inc. and Backgammon Investment Corp. (incorporated herein by reference to Annex F of the Proxy Statement).**

(d)(4) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Thomas Wagner.*

(d)(5) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Mark Fidler.*

(d)(6) Offer letter, dated March 23, 2023, by and between Backgammon Acquisition Corp. and Steven Johnson.*

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex D of the Proxy Statement).**

107 Filing Fee Table.*

* Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on May 2, 2023.
** Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on June 27, 2023.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

BERKSHIRE GREY, INC.

	By:	/s/ Thomas Wagner
Name: Thomas Wagner
Title: Chief Executive Officer

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name: Yuko Yamamoto
Title: Head of Corporate Legal Department

BACKGAMMON INVESTMENT CORP.

By:	/s/ Stephen Lam
Name: Stephen Lam
Title: Director

SVF II BG (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SVF II HOLDINGS (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SOFTBANK VISION FUND II-2 L.P. By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SVF II AGGREGATOR (JERSEY) L.P.

By:	/s/ Michael Johnson
Name: Michael Johnson
Title: Director of SVF II GP (Jersey) Limited

SB GLOBAL ADVISERS LIMITED

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director